FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Translation of a letter to the Buenos Aires Stock Exchange, dated October 6, 2005, regarding the global Note program of Telecom Personal, S.A.
2.	Translation of a letter to the Buenos Aires Stock Exchange, dated October 6, 2005, regarding the interest payment and pre-prepayment of one principal installment of the Listed Notes issued by the Company on August 31, 2005.

Item 1

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, October 6, 2005

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE:    Information Art. 23º - Listing Rules

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that the Ordinary and Extraordinary Shareholders Meeting of the controlled subsidiary Telecom Personal S.A. (“Telecom Personal”) held today, has resolved:

1)	The creation of a Global Program for the issuance of Simple, Unsecured Notes, up to the maximum outstanding at any time of US$500,000,000 or its equivalent in other currencies (“The Global Program”).

2)	Request to the Comisión Nacional de Valores the authorization for Telecom Personal to enter in the public offer regime, and the authorization of the Global Program, in order to be in condition to obtain the authorization of public offer of Notes that will be issued under such program.

As expressed by the representative of Telecom Argentina in the above mentioned Meeting, and the commitments assumed by the Board of Directors of Telecom Personal in the meeting held today, the issuances under the Global Program and up to the maximum amount, will be made in strict compliance with the commitments assumed by Telecom Personal and Telecom Argentina with its financial creditors in the respective debt restructuring documents.

Sincerely,

Pedro Gastón Insussarry

Responsible de Relations con el Mercado

Item 2

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, October 6, 2005

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

Re: Notice of payment of principal and interest of Notes issued on August 31, 2005

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to attach the notice of interest payment and pre-prepayment of one principal installment of the Listed Notes issued by the Company on August 31, 2005.

Sincerely,

Pedro Gastón Insussarry

Responsible de Relations con el Mercado

TELECOM ARGENTINA S.A.

PAYMENT NOTICE OF INTEREST AND

PARTIAL PRINCIPAL AMORTIZATION

Class 1, Series A Notes, in US Dollars, due October 15, 2014 (OTCX5)

Class 1, Series A Notes, in Euros, due October 15, 2014 (OTCX6)

Series B Notes, in US Dollars due October 15, 2011 (OTCX7)

Date that payment is initiated: October 17, 2005.

Paying Agent in Argentina: Banco Río de la Plata S.A., Bartolomé Mitre 480, Ciudad Autónoma de Buenos Aires. For holders of Notes in global form, payment will be made through the settlement systems of DTC, Euroclear and Clearstream, as applicable.

Paying Days and Time in Argentina: Business days, in banking hours.

Period that corresponds to the interest payment: September 1, 2005 to October 15, 2005.

Applicable Interest Rates:

Series and Class	Annual Interest Rate	Applicable Interest Rate for the period (*)	Amount Payable
Series A, Class 1	5.53%	0.69125%	US	$ 572,107.-
Series A, Class 2	4.83%	0.59548%		€2,489,565.-
Series B	9.00%	1.12500%	US	$ 6,300,336.-

(*)	Payable on principal outstanding amount as of October 15, 2005.

Principal Amortization: By means of a voluntary, payment the principal amortization payment originally scheduled for April 15, 2008 will be made. The percentages of originally issued principal amount for each Series and Class are as follows:

Series and Class	Percentage of original principal amount issued of each Series and Class	Amount Payable
Series A, Class 1	0.40%	US	$ 390,397.-
Series A, Class 2	0.40%		€1,972,063.-
Series B	7.50%	US	$ 70,003,731.-

Item 2

After the amortization detailed above the outstanding amount are as follows:

Series and Class	Outstanding Amount, after the application of the voluntary payment
Series A, Class 1	US$	82,373,677.-
Series A, Class 2		€416,105,358.-
Series B	US$	490,026,118.-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: October 11, 2005	By:	/s/ Amadeo R. Vázquez
	Name:	Amadeo R. Vázquez
	Title:	President